UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-33768

AIX INC.

27/F, Pearl River Tower
No.15 West Zhujiang Road
Tianhe District, Guangzhou 510623
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENT

Change of Board of Directors

On January 27, 2025, the board of directors of AIX Inc. (the “Company”) (the “Board”) has been notified by Mr. Yinan Hu, Mr. Peng Ge, Mr. Ning Li and Mr. Mengbo Yin of their resignations from their respective roles in the Board.

With immediate effect, Mr. Yinan Hu will resign as a director and vice chairman of the Company, Mr. Peng Ge will resign as a director of the Company, Mr. Ning Li will resign as a director of the Company and Mr. Mengbo Yin will resign as an independent director, chairperson of the corporate governance and nominating committee and a member of the audit committee of the Company.

Mr. Hu, Mr. Ge, Mr. Li and Mr. Yin have respectively advised that their resignations were due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

To fill in the vacancies, on January 27, 2025, the Board appointed Ms. Wei Chen to serve as a director and vice chairperson of the Company and Mr. Jianyun Ye to serve as independent director of the Company, effective immediately. Mr. Ye will act as the chairperson of the corporate governance and nominating committee and a member of the audit committee and compensation committee. Mr. Changfu Li, an incumbent independent director of the Company, is also appointed to serve as a member of the corporate governance and nominating committee, with immediate effect.

The following is the biographical information of Ms. Wei Chen.

Ms. Wei Chen has nearly 20 years of leadership experience in the high-tech sector in China. Ms. Chen had previously served as a senior strategic advisor to several high-tech enterprises and publicly-listed companies, including Jiangsu Juxin Integrated Circuit Technology Co., Ltd., Chipsea Technologies, Jakob Semiconductor (Shenzhen) Co Ltd., Shenzhen Kuaijin Data Technology Services Co Ltd., Quanxin Electronics Technology (Shenzhen) Co., Ltd., and Shenzhen Baifu Future Biotech Co., Ltd since 2017. Previously, in September 2006 she founded Shenzhen Okelan Technology Co., Ltd. (“Okelan”), a company specializing in R&D, manufacturing, and sales of wireless communication chips and served as the Chairwoman of Okelan since its inception to December 2017, leading it from its startup stage through multiple financing rounds. Since 2014, she has held the positions of Secretary-General and Executive President of the Shenzhen Association of Technology Experts, building extensive experience and connections in Shenzhen’s high-tech and finance sectors. From March 2005 to August 2006, Ms. Chen served as Assistant to the Chairman and Director of Marketing at Guangzhou Kangwei Group, where she was actively involved in major projects and negotiations for international brand authorizations with renowned brands. Ms. Chen graduated from the Business & Finance School of Sheffield Hallam University in the UK with a Master degree in International Marketing.

The following is the biographical information of Mr. Jianyun Ye.

Mr. Jianyun Ye has extensive experience in the financial industry. Mr. Ye has served as the General Manager of the Product and Marketing Department at Shenzhen Qianhai Caihou Fund Sales Co., Ltd. since 2018. In this role, he is responsible for the distribution of financial products, customer acquisition and maintenance, and product analysis and review. Before this role, Mr. Ye worked as a financial advisor at Shenzhen Zhongke Innovation Financial Holdings Group Co., Ltd. as a team leader at a direct branch of Shenzhen Jinan Wealth Management Co., Ltd. and as a partner at Shenzhen Ronghui Tianxia Asset Management Co., Ltd. During these positions, he accumulated extensive capabilities in high-net-worth client development, team management, private fund incubation, and relationship maintenance with partner institutions. Mr. Ye began his career at Guosen Securities, where he served as a client manager and gained experience in securities market analysis, customer service, and channel development. Mr. Ye holds securities and fund professional qualification certificates and graduated from the University of Wales with a Master’s degree in Business Administration and obtained a Bachelor’s degree with Honors in Computer Science from the University of Greenwich.

Change of Management

In addition to resignation from the Board, Mr. Yinan Hu will also resign from his role as chief executive officer of the Company, Mr. Peng Ge will resign as chief financial officer of the Company and Mr. Ning Li will resign as co-chief executive officer of the Company, effective immediately.

On January 27, 2025, Mr. Lichong Liu has also tendered his resignation as chief operating officer of the Company, with immediate effect. He has advised that his resignation was due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

To fill in the vacancies created by the resignation of Mr. Yinan Hu and Mr. Peng Ge, on January 27, 2025, the Board appointed Ms. Wei Chen to serve as the chief executive officer of the Company, and Mr. Huaguang Huang as chief financial officer of the Company, effective immediately.

The following is the biographical information of Mr. Huang.

Mr. Huaguang Huang has more than twenty years of financial experience and has demonstrated profound capabilities in both financial practice and strategic management. Since June 2022, Mr. Huang has served as the Finance Manager at Shen Zhen Hiao Electronic Technology Co., Ltd, where he has built a financial empowerment distribution system. From 2019 to 2022, he was the Finance Director at Jimi IoT, where he advanced the informatization of production, sales, and research as well as IPO internal control compliance. From 2015 to 2019, he was the Finance Director at Zhonglan Interconnection Technology, where he established a business-finance integration platform and completed multiple rounds of financing. From 2010 to 2015, he was the Deputy Finance Director at Hanpu Electronic Technology Development, where he promoted a lean management accounting system. From 2003 to 2010, he was the Finance Manager at Shenzhen Jiaqiao Communications, where he participated in the entire process from private placement to IPO. Mr. Huang holds the title of Intermediate Accountant and bachelor’s degree in Accounting from Jiangsu University of Science and Technology.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIX Inc.

By:	/s/ Wei Chen
Name:	Wei Chen
Title:	Chief Executive Officer

Date: January 27, 2025

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